FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION
Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS

ON JUNE 09, 2010

1. DATE, TIME AND PLACE: On the nineth day of June, at 2 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2. BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance by the majority of the acting members.

4. AGENDA: Increase the Company capital through the issuance of preferred shares Class A in compliance with the Company’s Stock Purchase Option Plans, upon observance of the authorized capital limit.

5. RESOLUTIONS: Beginning the works, the directors examined the item on the Agenda and, by majority vote, as a consequence of the exercise of the stock purchase options Series 9, 10, A1 Silver and Gold, A2 Silver and Gold and A3 Silver and Gold, under the Company’s Stock Purchase Option Plans (“Plan”), approved at the Annual Meetings held on 28, 1997 and on December 20, 2006, resolved to approve, upon due observance of the Company’s authorized capital limit, pursuant to Section 6 of the Company’s Bylaws, the increase of the Company capital in the amount of twenty-five million nine hundred eighty-eight thousand four hundred thirty-seven Brazilian reals and thirty cents (R$ 25,988,437.30), through the issuance of one million two hundred seventy-five thousand six hundred and eight (1,275,608) preferred shares class A, of which: (i) two hundred forty-three thousand eight hundred thirty (243,830) are preferred shares class A, at the issuing price of thirty Brazilian reals and fifty-two cents (R$ 30.52) per share, stipulated under the Plan, totalling the amount of seven million four hundred forty-one thousand six hundred ninety-one Brazilian reals and sixty cents (R$ 7,441,691.60), concerning the exercise of Series 9; (ii) one thousand five hundred twenty (1,520) are preferred shares class A, at the issuing price of thirty-nine Brazilian reals and seventy-three cents (R$ 39.73) per share, stipulated under the Plan, totalling the amount of sixty thousand three hundred eighty-nine Brazilian reals and sixty cents (R$ 60,389.60), concerning the exercise of Series 10; (iii) five hundred sixty-three thousand four hundred and four (563,404) are preferred shares class A, at the issuing price of twenty-four Brazilian reals and sixty-three cents (R$ 24.63) per share, stipulated under the Plan, totalling the amount of thirteen million eight hundred seventy-six thousand six hundred forty Brazilian reals and fifty-two cents (R$ 13,876,640.52), concerning the exercise of Series A1 Silver; (iv) one hundred sixty-two thousand three hundred forty-seven (162,347) are preferred shares class A, at the issuing price of one cent of Brazilian real (R$ 0.01) per share, stipulated under the Plan, totalling the amount of one thousand six hundred twenty-three Brazilian reals and forty-seven cents (R$ 1,623.47), concerning the exercise of Series A1 Gold; (v) ninety-four thousand two hundred seventy (94,270) are preferred shares class A, at the issuing price of twenty-six Brazilian reals and ninety-three cents (R$ 26.93) per share, stipulated under the Plan, totalling the amount of two million five hundred thirty-eight thousand six hundred ninety-one Brazilian reals and ten cents (R$ 2,538,691.10), concerning the exercise of Series A2 Silver; (vi) fufty-nine thousand six hundred sixty-five (59,665) are preferred shares class A, at the issuing price of one cent of Brazilian real (R$ 0.01) per share, stipulated under the Plan, totalling the amount of five hundred ninety-six Brazilian reals and sixty-five cents (R$ 596.65), concerning the exercise of Series A2 Gold; (vii) seventy-five thousand two hundred eighty-four (75,284) are preferred shares class A, at the issuing price of twenty-seven Brazilan reals and forty-seven cents (R$ 27.47) per share, stipulated under the Plan, totalling the amount of two million sixty eight thousand fifty-one Brazilian reals and forty-eight cents (R$ 2,068,051.48), concerning the exercise of Series A3 Silver; and (viii) seventy-five thousand two hundred eighty-eight (75,288) are preferred shares class A, at the issuing price of one cent of Brazilian real (R$ 0.01) per share, stipulated under the Plan, totalling the amount of seven hundred fifty-two Brazilian reals and eighty-eight cents (R$ 752.88), concerning the exercise of Series A3 Gold. The preferred shares class A hereby issued shall have the same features and conditions and shall enjoy the same rights and advantages as the already existing preferred shares class A, under the terms of the Company’s Bylaws.

As a result of the resolution approved above, the Company capital is changed from five billion five hundred forty-seven million four hundred fifty thousand forty Brazilian reals and fifty-seven cents (R$ 5,547,450,040.57) to five billion five hundred seventy-three million four hundred thirty-eight thousand four hundred seventy-seven Brazilian reals and eighty-seven cents (R$ 5,573,438,477.87) fully subscribed and paid, divided into two hundred fifty-seven million four hundred fifty-three thousand eight hundred-eighty (257,453,880) shares with no par value, of which ninety-nine million six hundred seventy-nine thousand eight hundred fifty-one (99,679,851) are common shares, one hundred fifty-one million seventy-six thousand and ninety (151,076,090) are preferred shares class A and six million six hundred ninety-seven thousand nine hundred thirty-nine (6,697,939) are preferred shares class B.

2

APPROVAL AND SIGNATURE OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, June 9, 2010. Signatures: Chairman of the Meeting Board – Abilio dos Santos Diniz; Secretary of the Meeting Board – Renata Catelan P. Rodrigues. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Arnaud Strasser and Ulisses Kameyama. Guests: Samuel Elia and Claudio Eugenio Stiller Galeazzi. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original.

Renata Catelan P. Rodrigues
Secretary

3

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 11, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.